SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number 001-37410

ESSA Pharma Inc.

(Translation of registrant’s name into English)

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS INCLUDED AS PART OF THIS REPORT

Exhibit

5.1	Opinion of Blake, Cassels & Graydon LLP
23.1	Consent of Davidson & Company LLP

Exhibits 5.1 and 23.1 of this Report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-234136, File No. 333-225969) and Form S-8 (File No. 333-225056) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSA PHARMA INC.
(Registrant)

Date: April 15, 2020	By:	/S/ DAVID WOOD
	Name:	David Wood
	Title:	Chief Financial Officer